

13030150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 -29671

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

MONEY CONCEPTS CAPITAL CORP. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

11440 North Jog Road

Palm Beach Gardens FL 33418

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry R. Rittman - Vice President & CFO TEL # 561-472-2048

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

EM
3/7/13

OATH OR AFFIRMATION

I, *DENIS WALSH*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MONEY CONCEPTS CAPITAL CORP. as of Dec 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
____
Title

X ______________________
Notary Public


IRENE JUDITH
Notary Public - State of Florida
National Notary Assn.

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Money Concepts Capital Corp
11440 North Jog Road
Palm Beach Gardens, FL 33418.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Money Concepts Capital Corp, (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Money Concepts Capital Corp., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 3, 2013

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2012	December 31, 2011
Cash and cash equivalents	$3,313,506	$1,218,646
Commissions receivable	1,985,592	1,410,364
Deposit with clearing broker/dealer	25,000	25,000
Note receivable	82,497	109,997
Prepaid expenses and other assets	49,685	58,175
Deferred tax asset, net	284,220	169,614
Total assets	$5,740,500	$2,991,796

LIABILITIES AND STOCKHOLDER'S EQUITY	2012	2011
Liabilities:		
Commissions payable	$1,569,017	$ 718,128
Accounts payable and accrued expenses	1,281,181	534,846
Income tax payable to the Parent	521,537	44,288
Total liabilities	3,371,735	1,297,262
Commitments and Contingencies (Note 6 and 7)		
Stockholder's equity (Note 8)		
Common stock, no par value, stated value of $100 per share; 100 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	2,318,765	1,644,534
Total stockholder's equity	2,368,765	1,694,534
Total liabilities and stockholder's equity	$5,740,500	$2,991,796

The accompanying notes are an integral part of this statement.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 1- Nature of Business

Money Concepts Capital Corp. (The "Company") is a registered broker/dealer and investment advisor and a member firm of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue and Expense Recognition***
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 2- Summary of Significant Accounting Policies (continued)

e) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 3, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Related Party Transactions

The Company paid approximately $364,434 and $329,910 for each of the years ended December 31, 2012 and 2011, respectively, for rental of the office and equipment, to the parent. These amounts are included in office expense in the statements of operations. The lease is month - to - month and may be canceled at any time.

The Company has a management agreement with the Parent for 2012, that requires the Company to pay the Parent $106,250 per month, and is paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training. In 2011, the Company had an agreement with the Parent that required the Company to pay the Parent 3% of total revenues for these services. For the year ended December 31, 2011, the Company paid the Parent $1,278,377.

Note 4- Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2012 and 2011, the Company contributed approximately $148,000 and $134,000, respectively, to the plan.

Note 5- Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

Years ended December 31, 2012:	Current	Deferred	Total
U.S. Federal	$ 445,308	$ (97,854)	$ 347,454
State and local	76,228	(16,751)	59,477
	$ 521,536	$ (114,605)	$ 406,931

Years ended December 31, 2011:	Current	Deferred	Total
U.S. Federal	$ 37,815	$ 125,160	$ 162,975
State and local	6,473	21,426	27,899
	$ 44,288	$ 146,586	$ 190,874

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 5- Income Taxes (continued)

Income tax (benefit) differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

	2012	2011
Tax expense (benefit) at statutory federal income tax rate	$ 367,676	$ 172,461
State income taxes, net of federal benefit	39,255	18,413
	$ 406,931	$ 190,874

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2012 and 2011, were as follows:

Deferred tax asset:		
Deferred revenue	$ 260,135	$ 152,679
Accrued expenses	24,085	16,935
Total deferred tax asset	284,220	169,614
Less valuation allowance	-	-
Net deferred tax asset	$ 284,220	$ 169,614

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 6 - Commitments and Contingencies

Litigation
The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $1,952,363, which was $1,727,581 in excess of its required net capital of $224,782. The Company's net capital ratio was 172.70%.

A copy of the Firm's statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.